Exhibit 99.1

YAMANA GOLD DECLARES FOURTH QUARTER DIVIDEND

TORONTO, ONTARIO, October 29, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) declares a fourth quarter 2015 dividend of $0.015 per share.  Shareholders of record at the close of business on December 31, 2015 will be entitled to receive payment of this dividend on January 14, 2016.  The dividend is an “eligible dividend” for Canadian tax purposes.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated